                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (RULE 13d - 101)

                               (AMENDMENT NO. 1) *

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d - 1(a) AND AMENDMENTS THERETO FILED PURSUANT
                               TO RULE 13d - 2(a)

                        MARCUM NATURAL GAS SERVICES, INC.
                        ---------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)

                                   566323-30-9
                                   -----------
                                 (CUSIP Number)

                               A. BRADLEY GABBARD
                        MARCUM NATURAL GAS SERVICES, INC.
                            1675 BROADWAY, SUITE 2150
                                DENVER, CO 80202
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 OCTOBER 6, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See Rule 13d - 7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------------------                                           --------------------------------------------
CUSIP NO.  566323-30-9                                           13D                                            PAGE 2 OF 7 PAGES
---------------------------------------------                                           --------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
     1        NAME OF REPORTING PERSONS

              W. Phillip Marcum

              S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
------------------------------------------------------------------------------------------------------------------------------------
     2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                      (a) / /
                                                                                     (b) / /
------------------------------------------------------------------------------------------------------------------------------------
     3        SEC USE ONLY


------------------------------------------------------------------------------------------------------------------------------------
     4        SOURCE OF FUNDS*

              PF

------------------------------------------------------------------------------------------------------------------------------------
     5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEM 2(d) or 2(e)                                                              / /
------------------------------------------------------------------------------------------------------------------------------------
     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              UNITED STATES OF AMERICA

------------------------------------------------------------------------------------------------------------------------------------
                                   7       SOLE VOTING POWER

                                           120,603
         NUMBER OF           -------------------------------------------------------------------------------------------------------
           SHARES                  8       SHARED VOTING POWER
        BENEFICIALLY
          OWNED BY                         0
            EACH             -------------------------------------------------------------------------------------------------------
         REPORTING                 9       SOLE DISPOSITIVE POWER
        PERSON WITH
                                           120,603
                             -------------------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                           0
------------------------------------------------------------------------------------------------------------------------------------
    11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              120,603
------------------------------------------------------------------------------------------------------------------------------------
    12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     / /


------------------------------------------------------------------------------------------------------------------------------------
    13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              3.38%
------------------------------------------------------------------------------------------------------------------------------------
    14        TYPE OF REPORTING PERSON*

              IN
------------------------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 7 Pages

                                 AMENDMENT NO. 1
                                       TO
                                  SCHEDULE 13D

ITEM 1.   SECURITY AND ISSUER.

         This Amendment No. 1 to Schedule 13D ("Statement") relates to the common stock, par value $.01 per share ("Common Stock"), of Marcum Natural Gas Services, Inc., a Delaware corporation ("Issuer"). The principal executive offices of the Issuer are located at 1675 Broadway, Suite 2150, Denver, Colorado 80202. All share and per share amounts set forth in this Statement have been adjusted to reflect the 1-for-4 reverse split of the Common Stock of the Issuer effected on July 6, 1998.

         This Statement amends the Schedule 13D previously filed by the Reporting Person (as defined below) to reflect certain transactions since the initial filing.

ITEM 2.   IDENTITY AND BACKGROUND.

         (a) The name of the person filing this Statement is W. Phillip Marcum ("Reporting Person").

         (b) The business address of the Reporting Person is 1675 Broadway, Suite 2150, Denver, Colorado 80202.

         (c) The present principal occupation of the Reporting Person is the Chairman of the Board, President and Chief Executive Officer of the Issuer, Marcum Natural Gas Services, Inc., 1675 Broadway, Suites 2150, Denver, Colorado 80202.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not and is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Between September 11, 1998 and September 22, 1998 (as described in Item 5(c)), the Reporting Person purchased 10,000 shares of Common Stock in ordinary brokers' transactions for an aggregate purchase price of $19,827.25. All purchases by the Reporting Person of shares of Common Stock were made with the Reporting Person's personal funds.

ITEM 4.   PURPOSE OF THE TRANSACTION.

         On October 6, 1998, the Board of Directors of the Issuer authorized the general repricing (the "Repricing") of all outstanding options to purchase shares of Common Stock that had previously been granted by the Issuer. As a result of the Repricing, the exercise price of all outstanding options to purchase Common Stock, including options granted by the Issuer to the Reporting Person, was reduced

                               Page 3 of 7 Pages
to $2.00, the closing sale price of the Common Stock on the date of the Repricing as reported by the Nasdaq National Market. In addition, the vesting period with respect to options to purchase 37,500 shares of Common Stock was accelerated.

         Other than the acceleration of the vesting period of 37,500 options, all other terms and conditions of the stock options granted to the Reporting Person remain unchanged, except that no repriced options are exercisable prior to October 6, 1999 (irrespective of vesting periods). Due to the one year moratorium on option exercises as part of the Repricing, pursuant to the definition of "beneficial ownership" set forth in Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Person is no longer the beneficial owner of 82,500 shares of Common Stock issuable upon the exercise of vested options which were exercisable prior to the Repricing (or the 37,500 shares issuable upon the exercise of previously unvested options), and will not be deemed to be the beneficial owner of such underlying shares until 60 days prior to the date the options become exercisable.

         The Reporting Person acquired the Common Stock beneficially owned by him for investment purposes. The Reporting Person may from time to time in the future acquire beneficial ownership of additional shares of Common Stock or securities convertible into shares of Common Stock (including Common Stock Purchase Warrants) or dispose of any shares of Common Stock or securities convertible into shares of Common Stock (including Common Stock Purchase Warrants) beneficially owned by him. In addition, as a member of the Board of Directors of the Issuer, and in his capacity as Chairman of the Board, Chief Executive Officer and President of the Issuer, the Reporting Person will participate from time to time in the consideration of possible actions or transactions involving the Issuer, some of which may, in whole or in part, relate to or result in one or more of the actions specified in (a) through (j) of Item 4.

         Other than as set forth above, the Reporting Person does not have any present plans or proposals which would relate to or would result in any of the actions specified in (a) through (j) of Item 4, although the Reporting Person reserves the right to change his plans and intentions at any time as he deems appropriate.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

         (a) As of October 6, 1998, the Reporting Person beneficially owned 120,603 shares of Common Stock (including 7,750 shares of Common Stock held of record by his wife, Barbara Marcum), representing 3.38% of the issued and outstanding shares of Common Stock of the Issuer (based upon 3,546,445 shares of Common Stock issued and outstanding as of such date, plus exercisable Common Stock Purchase Warrants to purchase 22,120 shares of Common Stock).

                  The amounts included in the beneficial ownership of the Reporting Person in this Statement do not include options to purchase 120,000 shares of Common Stock granted to the Reporting Person which are not exercisable until October 6, 1999.

         (b) The Reporting Person has sole power to vote or to direct the vote and sole power to dispose of or to direct the disposition of all shares of Common Stock beneficially owned by him.

                               Page 4 of 7 Pages

         (c) During the past 60 days, the Reporting Person has effected the following transactions in the Common Stock, all of which were purchased in ordinary brokers' transactions, except the Common Stock Purchase Warrants, which were issued as a divided at no cost by the Issuer to all holders of Common Stock:

                                               Amount of         Price
                             Date              Securities        Per Share
                             ----              ----------        ---------

                       August 25, 1998         5,000 Shares      $2.09375
                       August 26, 1998         5,000 Shares      $2.0625
                       August 28, 1998         5,000 Shares      $2.000
                       August 31, 1998         3,500 Shares      $2.000

                       September 1, 1998       1,500 Shares      $1.96875
                       September 2, 1998       5,000 Shares      $1.96875
                       September 3, 1998       5,000 Shares      $1.96875
                       September 4, 1998       1,900 Shares      $1.96875
                       September 9, 1998       3,100 Shares      $2.03125
                       September 10, 1998      5,000 Shares      $1.9375
                       September 10, 1998     22,120 Warrants    $0 (Dividend)
                       September 18, 1998      2,300 Shares      $1.865
                       September 21, 1998      2,700 Shares      $1.9375
                       September 22, 1998      5,000 Shares      $2.0613

         (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person has the right to acquire 120,000 shares of Common Stock upon the exercise of options which are not exercisable until October 6, 1999, pursuant to the Issuer's 1991 Stock Option Plan, and 22,120 shares of Common Stock upon the exercise of currently exercisable Common Stock Purchase Warrants pursuant to the Issuer's Warrant Agency Agreement, dated September 10, 1998, between the Issuer and American Securities Transfer & Trust, Inc. In addition, pursuant to the Employment Agreement, dated June 11, 1991, as amended, between the Reporting Person and the Issuer, upon the termination of the employment of the Reporting Person for any reason whatsoever, the Reporting Person has the right to require the Issuer to repurchase up to 10,000 shares of Common Stock held by him on the date of termination at the "Fair Market Value" of such shares of Common Stock on the date of receipt by the Issuer of a written repurchase notice. For purposes of the Employment Agreement, the "Fair Market Value" of his shares shall be the average closing bid price of the shares of Common Stock over the 20 trading days preceding the date of notice.

         In addition, pursuant to the Reporting Person's Employment Agreement, the Issuer is required to establish an Incentive Compensation Fund, to be administered by the Compensation Committee of the Board of Directors of the Issuer, to provide for incentive compensation to be paid by each officer or employee (including the Reporting Person) deemed by the Compensation Committee to have made a

                               Page 5 of 7 Pages
substantial contribution to the Issuer in the event of a change of control of the Issuer or of the sale of substantially all of the assets of the Issuer or similar transactions. The total amounts of incentive compensation from the fund available for distribution will be determined by a formula based on the amount by which the Fair Market Value per share of the Common Stock exceeds $10.08, multiplied by a factor ranging from 10-20% depending upon the ratio of the Fair Market Value to $10.08. In the case of the sale of the significant subsidiary of the Issuer or substantially all of the assets of a significant subsidiary, a similar pro-rata distribution is required.

         Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies or otherwise.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

         1. Employment Agreement, dated as of June 11, 1991, between Marcum Natural Gas Services, Inc. and W. Phillip Marcum (incorporated by reference to Exhibit 10.4 to the Issuer's Registration Statement on Form S-18, Registration No. 33-44558).

         2. Amendment No. 1 to the Employment Agreement between Marcum Natural Gas Services, Inc. and W. Phillip Marcum (incorporated by reference to Exhibit 10.1 to the Issuer's Quarterly Report on Form 10-QSB for the quarterly period ended September 30,
                  1997).

         3. Marcum Natural Gas Services, Inc. 1991 Stock Option Plan, is amended and restated December 5, 1996 (incorporated by reference to Exhibit 10.2 to the Issuer's Form 10-QSB for the year ended December 31, 1996).

         4. Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.4 to the Issuer's Registration Statement on Form S-3, Registration No. 333-60925).

         5. Form of Warrant Agency Agreement between Marcum Natural Gas Services, Inc. and American Securities Transfer & Trust, Inc. (incorporated by reference to Exhibit 4.5 to the Issuer's Registration Statement on Form S-3, Registration No. 333-60925).

                               Page 6 of 7 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: October 14, 1998                          /S/ W. Phillip Marcum
                                                 ---------------------
                                                 W. Phillip Marcum

                               Page 7 of 7 Pages